The transformation to a holding company structure described in this press release involves securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights or any claims you may have arising under U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities other than in connection with the transformation to a holding company structure, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

September 29, 2021

To whom it may concern,
	Company:	The Shizuoka Bank, Ltd.
	Representative:	Hisashi Shibata President and COO
	Stock Code:	8355 (TSE 1st Section)
	Contact:	Norimasa Yamamoto Executive Officer and General Manager, Corporate Planning Department TEL: +81(0)54-261-3131

Notice Regarding Commencement of Consideration of Transformation to a Holding Company Structure

The Shizuoka Bank, Ltd. (President and COO: Hisashi Shibata) (the “Bank”) has announced that at today's Board of Directors’ meeting, it was resolved to commence consideration of the transformation of the current structure of the Bank to a holding company structure, subject to approval at the general meeting of shareholders and approval by all relevant regulatory authorities.

1. Background

Under its corporate philosophy of "expand dreams and affluence with our community," as a comprehensive financial group close to the local community, the Bank aims to achieve sustainable growth by contributing to development of the local economy and society. In the 14th Medium-term Business Plan “COLORs - tasai -”, starting from April 2020, the Bank outlined its vision for “transforming into a problem-solving corporate group to assist in realizing the dreams of regional customers with hands-on support”, and it is engaging in providing new additional value and pursuing new profit opportunities through collaboration with its group companies.

Amid major and rapid changes in the social environment, regional problems and customer needs are becoming more varied and complicated, and the business environment the Bank is facing is also changing significantly. In this situation, in order to strengthen its group management through self-reliance and collaboration with its group companies under a flexible and strong governance structure, and to expand into new business areas that contribute to regional growth, the Bank has commenced consideration of the transformation of its current structure to a holding company structure.

The Bank further aims to become a corporate group that can accommodate changes in the business environment in an expeditious and flexible way and achieve sustainable growth together with its stakeholders.

2. Schedule of the transformation to holding company structure

Going forward, the Bank will consider its transformation to a holding company structure by October 2022 as a target date, subject to the approval at the general meeting of shareholders and approval by all relevant regulatory authorities.

The Bank will further announce the relevant details of its transformation to a holding company structure once they are determined.

End.